SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

22 November 2016

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

The share interests of the under-noted persons discharging managerial responsibility (PDMRs) have increased following the reinvestment of dividends in respect of Ordinary shares as stated below. The transactions were made in London on 18 November 2016.

Name	Nominee/Trustee	Share Price	No of shares
Angela Darlington	Barclays Bank plc Aviva Executive Nominee Account	455.487p	453
Euan Munro	Barclays Bank plc Aviva Executive Nominee Account	455.487p	3,080
Thomas Stoddard	Barclays Bank plc Aviva Executive Nominee Account	455.487p	923
Chris Wei	Barclays Bank plc Aviva Executive Nominee Account	455.487p	1633

This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

Media Enquiries:
Andrew Reid                                                                   +44 (0)20 7662 3131
Sarah Swailes                                                                +44 (0)20 7662 6700

General Enquiries:
Roy Tooley, Company Secretarial                                    +44 (0)207 662 6019

Notification and public disclosure of transactions by persons discharging managerial responsibilities (PDMRs) and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	ANGELA DARLINGTON
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each GB0002162385
b)	Nature of transaction	Reinvestment of dividends on shares held in the Aviva Executive Nominee Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.55487 (per share)	453
d)	Aggregated information - Aggregated volume - Price	£4.55487 (per share) £2,062.83	453
6	Date of the transaction	2016-11-18
f)	Place of the transaction	London Stock Exchange, XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	EUAN MUNRO
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Aviva Investors
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each GB0002162385
b)	Nature of transaction	Reinvestment of dividends on shares held in the Aviva Executive Nominee Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.55487 (per share)	3,080
d)	Aggregated information - Aggregated volume - Price	£4.55487 (per share) £14,029.96	3,080
e)	Date of the transaction	2016-11-18
f)	Place of the transaction	London Stock Exchange, XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	THOMAS STODDARD
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each GB0002162385
b)	Nature of transaction	Reinvestment of dividends on shares held in the Aviva Executive Nominee Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.55487 (per share)	923
d)	Aggregated information - Aggregated volume - Price	£4.55487 (per share) £4,202.30	923
e)	Date of the transaction	2016-11-18
f)	Place of the transaction	London Stock Exchange, XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	CHRIS WEI
2	Reason for the notification
a)	Position/status	Executive Chairman of Aviva Asia and Global Chairman of Aviva UK Digital
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each GB0002162385
b)	Nature of transaction	Reinvestment of dividends on shares held in the Aviva Executive Nominee Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.55487 (per share)	1,633
d)	Aggregated information - Aggregated volume - Price	£4.55487 (per share) £7,439.54	1,633
e)	Date of the transaction	2016-11-18
f)	Place of the transaction	London Stock Exchange, XLON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 22 November 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary